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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 4 2002
516

NAME OF BROKER-DEALER:
Equity Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Ave. South, Suite 100
(No. and Street)

Golden Valley (City) Minnesota (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Husebo 763-923-2200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

400 One Financial Plaza
120 South Sixth Street (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, RICHARD D. HUSEBO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SECURITIES INVESTMENTS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Richard D Husebo
Signature

VICE PRESIDENT
Title

Mariann Bednar
Notary Public



MARIANN BEDNAR
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY SECURITIES INVESTMENTS, INC.
(SEC I.D. No. 8-50082)

Statement of Financial Condition as of December 31, 2001, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

EQUITY SECURITIES INVESTMENTS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397 4000
Fax: (612) 397 4450
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Equity Securities Investments, Inc.

We have audited the accompanying statement of financial condition of Equity Securities Investments, Inc. (the Company) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity Securities Investments, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2002

EQUITY SECURITIES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 104,046
DEPOSIT WITH CLEARING ORGANIZATIONS (Note 11)	400,101
RECEIVABLE FROM:	
Clearing organization	725,071
Employees	6,274
Other	1,395
SECURITIES OWNED, at market value (Notes 1 and 2)	208,469
FURNITURE AND FIXTURES, net of accumulated depreciation of $181,541 and $129,615	236,713
GOODWILL, net of accumulated amortization of $77,314	1,314,336
OTHER ASSETS	15,192
	$ 3,011,597

LIABILITIES AND STOCKHOLDERS' EQUITY

PAYABLE TO:	
Officers (Note 7)	$ 186,554
Parent	200,000
SECURITIES SOLD BUT NOT YET PURCHASED, at market value (Notes 1 and 2)	272,532
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	263,062
	922,148
COMMITMENTS AND CONTINGENCIES (Note 4)	
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 11)	400,000
STOCKHOLDERS' EQUITY (Notes 1 and 5):	
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 702 shares (Note 1)	7
Additional paid-in capital	2,337,243
Retained deficit	(647,801)
Total stockholders' equity	1,689,449
	$ 3,011,597

See notes to statement of financial condition.

EQUITY SECURITIES INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - Equity Securities Investments, Inc. (the Company) is a privately held, registered securities broker-dealer. In March 1997, the Company was formed as a wholly owned subsidiary of Equity Securities Trading Co., Inc. (Equity Trading), and capitalized with $1,000,000. Subsequent to the formation of the Company, Equity Trading transferred its retail business to the Company. Effective as of the opening of business on May 1, 1997, Equity Trading declared a stock dividend, distributing all of the outstanding shares of Equity Securities Investments, Inc. common stock to the shareholders of Equity Trading. Such distribution constituted a spin-off of the Company. Immediately after the spin-off transaction, all of the outstanding shares of Equity Trading were sold to Southwest Securities Group, Inc. (Southwest).

Effective November 30, 1998, the Company changed its capital structure and authorized 1,000,000 shares at $0.01 par value per share, of which 250,000 shares were designated as Class A common shares with voting privilege, 250,000 shares were designated as Class B common shares with no voting privilege, and 500,000 shares were undesignated. Prior to that date, 500,000 shares were designated as voting common and the remaining 500,000 shares undesignated.

Effective March 1, 2001, all of the outstanding shares of the Company were purchased by Realco, Inc. (the Parent) in exchange for the Parent's Series D preferred stock totaling $2,087,250. The excess of the purchase price over the fair value of the net assets of $1,411,429 was recorded as goodwill. Goodwill is amortized on a straight-line basis over its estimated useful life of 15 years.

Securities Transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at the estimated fair market value for financial statement purposes.

Revenue Recognition - Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Furniture and Fixtures - The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to five years.

Income Taxes - The Company calculates income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires the use of the liability method of accounting for deferred income taxes (Note 8). Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance to the extent that the assets may not be realizable.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Current Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling-of-interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. Effective January 1, 2002, the Company will stop amortizing the goodwill and will test it annually for impairment.

2. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations. The securities are as follows at December 31, 2001:

Securities owned:	
Trading securities - corporate equities	$ 166,054
Investment securities - corporate equities and nonmarketable securities	42,415
	$ 208,469
Securities sold but not yet purchased - Corporate equities	$ 272,532

3. EMPLOYEE BENEFIT PLANS

The Company has a contributory simple 401(k) profit sharing plan (the Plan) that covers substantially all employees. The Company's contributions to the Plan are equal to 100% of the amount of the employee contribution up to 3% of an employee's annual compensation.

4. COMMITMENTS AND CONTINGENCIES

Rental Commitments - The Company leases office space under noncancelable operating leases. Minimum annual rental obligations are summarized as follows:

Years ending December 31:	
2002	$ 241,053
2003	229,555
2004	203,774
2005	203,774
2006	108,264
	$ 986,420

The Company is also obligated to pay certain occupancy costs as defined in the leases.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2001, the Company's net capital of $401,487 was $151,487 in excess of the required net capital of $250,000 and the ratio of aggregate indebtedness to net capital was 1.62 to 1.

6. EXEMPTION

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

7. RELATED-PARTY TRANSACTIONS

Balances with officers and owners are primarily due to trading activities in their own accounts, and expense reimbursement for expenses incurred on behalf of the Company.

The Company clears securities transactions through Southwest. As of December 31, 2001, the Company had a receivable of approximately $725,000 from Southwest.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and options transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

9. INCOME TAXES

The Company had elected S Corporation status until February 28, 2001. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

The Company has a net operating loss carryforward of approximately $470,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. Future changes in the ownership of the Company may place limitations on the use of this net operating loss carryforward. Due to the uncertainty of using the tax benefit of the net operating loss carryforwards and deferred tax assets, a valuation allowance has been established for the entire tax benefit associated with these carryforwards and for deferred tax assets associated with temporary differences related primarily to an arbitration settlement and depreciation.

Deferred taxes are calculated as follows as of December 31, 2001:

Tax benefit of net operating loss carryforwards	$ 188,000
Arbitration settlement	30,000
Book depreciation in excess of tax depreciation	3,000
Less valuation allowance	(221,000)
	$ -

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND SECURED DEMAND NOTE

Effective December 31, 1998, the Company entered into a Secured Demand Note Agreement with the former principal stockholder totaling $200,000 which expired January 31, 2001.

The Company entered into two, $200,000 subordinated loan agreements in 2001 with an officer of the Company. The loan agreements were effective January 30, 2001 and October 15, 2001 with an interest rate of 10% and 8% per annum, respectively, and a maturity date of June 30, 2002 and November 30, 2002, respectively. Such borrowings are available in computing net capital pursuant to the Commission's Rule 15c3-1.

11. CLEARING ORGANIZATIONS DEPOSIT

The Company clears securities transactions with a related party, Southwest, and another organization. The Company has $200,026 on deposit with Southwest and $200,075 on deposit with the other organization at December 31, 2001.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.us.deloitte.com


Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders of
Equity Securities Investments, Inc.

In planning and performing our audit of the statement of financial condition of Equity Securities Investments, Inc. (the Company) as of ended December 31, 2001 (on which we issued our report dated February 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 14, 2002